Exhibit 99.117

Consent of Alan J. San Martin P. Eng.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Blue Moon Metals Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Alan J. San Martin P. Eng.
Alan J. San Martin P. Eng.

Dated: January 15, 2026

SLR Consulting (Canada) Ltd.